SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MMRGlobal, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55314U108

(CUSIP Number)

Robert H. Lorsch
Chief Executive Officer
The RHL Group, Inc.
P.O. Box 17034
Beverly Hills, CA 90210
(310) 476-7002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55314U108

1.	NAMES OF REPORTING PERSON The RHL Group, Inc.	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐	
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS* OO	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of California, United States of America	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 49,330,520
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 49,330,520
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,330,520 (1)	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)	
14.	TYPE OF REPORTING PERSON CO	

(1) Consists of (i) 36,454,892 shares of common stock, and (ii) warrants to purchase an aggregate of 12,875,628 shares of common stock.

(2) Based on 373,208,132 shares of MMRGlobal, Inc. common stock, par value $0.001 per share, outstanding as of December 31, 2011, plus 12,875,628 shares of MMRGlobal, Inc. common stock issuable upon the exercise of outstanding warrants which are exercisable within 60 days of March 20, 2012.

CUSIP No. 55314U108

1.	NAMES OF REPORTING PERSON Robert H. Lorsch	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)	
3.	SEC USE ONLY	
4.	SOURCE OF FUNDS* OO	
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐	
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States of America	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,248,754
	8.	SHARED VOTING POWER 49,330,520 (1)
	9.	SOLE DISPOSITIVE POWER 20,248,754
	10.	SHARED DISPOSITIVE POWER 49,330,520 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,579,274 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Reflects securities directly held by The RHL Group, Inc., which is wholly-owned and controlled by Mr. Lorsch.

(2) Consists of (i) 6,068,754 shares of common stock held directly by Mr. Lorsch and 36,454,892 shares of common stock held directly by The RHL Group, Inc., (ii) warrants held by The RHL Group, Inc. to purchase 12,875,628 shares of common stock, and (iii) stock options held by Mr. Lorsch to purchase 14,180,000 shares of common stock.

(3) Based on 373,208,132 shares of MMRGlobal, Inc. common stock, par value $0.001 per share, outstanding as of December 31, 2011, plus 27,055,628 shares of MMRGlobal, Inc. common stock issuable upon the exercise of outstanding warrants and options which are exercisable within 60 days of March 14, 2012.

Introduction

This constitutes Amendment No. 3 to the statement on Schedule 13D, filed on behalf of The RHL Group, Inc., a corporation organized under the laws of the State of California ("The RHL Group"), and Robert H. Lorsch (together with The RHL Group, the "Reporting Persons"), dated January 30, 2009 (the "Statement"), relating to the common stock, par value $0.001 per share of MMRGlobal, Inc. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 1. Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety with the following:

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Issuer Common Stock"), of MMRGlobal, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer was formerly known as Favrille, Inc. The Issuer currently utilizes space at facilities located at 4401 Wilshire Blvd., Suite 200, Beverly Hills, CA.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by including the following:

On May 20, 2010, The RHL Group exercised a warrant to purchase 1,600,000 shares of Issuer Common Stock at an exercise price of $0.125 per share. The exercise price was applied towards a reduction in related party payables.

On July 8, 2010, Mr. Lorsch exercised an option to purchase 706,605 shares of the Issuer Common Stock at an exercise price of $0.125 per share. The exercise price was applied towards a reduction in related party payables.

From March 10 to March 25, 2011, Mr. Lorsch exercised an option to purchase a total of 240,000 shares of the Issuer Common Stock at an exercise price of $0.125 per share. The exercise price was applied towards a reduction in related party payables.

On May 24, 2011, the Issuer granted RHL Group an option to purchase 2,796,566 shares of Issuer Common Stock at 0.051 per share. The warrant was issued in connection with the 4th Amended and Restated Secured Promissory Note.

On May 27, 2011, The RHL Group exercised a warrant to purchase 1,600,000 shares of Issuer Common Stock at an exercise price of $0.125 per share. The exercise price was applied towards a reduction in related party payables.

On November 11, 2011, the Issuer granted RHL Group (i) 125,000 shares of Issuer Common Stock at 0.046 per share, and (ii) an option to purchase 625,000 shares of Issuer Common Stock at an exercise price of $0.046 per share, with all shares being vested immediately in consideration for providing a guarantee to a vendor of up to $250,000 for services rendered to the Issuer.

On April 6, 2012, the Issuer granted Mr. Lorsch (i) 470,000 shares of Issuer Common Stock at 0.032 per share, (ii) a warrant to purchase 470,000 shares of Issuer Common Stock at an exercise price of $0.032 per share vesting immediately, and (iii) an option to purchase 1,250,000 shares of Issuer Common Stock at an exercise price of $0.06 per share, vesting annually over two years. (i) and (ii) were issued in consideration for providing a personal guarantee to Granite State Capital LLC on behalf of the Issuer in connection with an interim bridge loan to replace the Issuer's existing equity line of credit with Dutchess.

On April 19, 2012, the RHL Group exercised a warrant to purchase 1,000,000 shares of Issuer Common Stock at an exercise price of $0.051 per share.

Any references to, and/or descriptions of the Stock Option and/or Warrant Agreements, between the Issuer and Mr. Lorsch, and the Issuer and The RHL Group are not intended to be complete and are qualified in their entirety by reference to the full of text of such documents.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby supplemented by including the following:

This Amendment No. 3 is being filed to report that, since the filing of the Statement, a material change occurred in the percentage of shares of Issuer Common Stock beneficially owned by the Reporting Persons. The material change occurred solely because of the reasons set forth in Item 3 of this Amendment No. 3, which is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Statement and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated by reference herein.

(a)-(b)

The RHL Group directly owns (i) 36,454,892 shares of Issuer Common Stock, and (ii) warrants to purchase 12,875,628 shares of Issuer Common Stock, which collectively represents approximately 12.7% of the outstanding shares of Issuer Common Stock, based on 373,208,132 shares of Issuer Common Stock outstanding as of March 14, 2012. As described in Item 2, Mr. Lorsch is the Chief Executive Officer of The RHL Group and has a 100% ownership interest in The RHL Group. Therefore, Mr. Lorsch may be deemed to be the beneficial owner of the Issuer Common Stock beneficially held by The RHL Group and The RHL Group shares voting and dispositive power over such shares of Issuer Common Stock with Robert H. Lorsch.

Mr. Lorsch directly owns (i) 6,068,754 shares of Issuer Common Stock, (ii) a stock option to purchase 14,180,000 shares of common stock. As holder of a 100% interest in The RHL Group, Mr. Lorsch shares voting and dispositive power over 49,330,520 shares held by The RHL Group. Thus, Mr. Lorsch may be deemed to beneficially own 69,579,274 shares of Issuer Common Stock, or approximately 17.3% of the outstanding shares, based on 373,208,132 shares of Issuer Common Stock outstanding as of March 14, 2012.

(c)   None of the Reporting Persons has effected any transaction in the shares of Issuer Common Stock during the past 60 days, except as disclosed herein.

(d)   To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)   Not applicable.

Item 7.   Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
99.1	Warrant dated May 24, 2011 issued by MMRGlobal, Inc. in favor of the RHL Group, Inc.
99.2	Warrant dated November 11, 2011 issued by MMRGlobal, Inc. in favor of the RHL Group, Inc.
99.3	Stock Option Agreement dated April 6, 2012 by and between MMRGlobal, Inc. and Robert H. Lorsch.
99.4	Warrant dated April 6, 2012 issued by MMRGlobal, Inc. in favor of Robert H. Lorsch

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2012

                                        THE RHL GROUP, INC.

                                        By: /s/ Robert H. Lorsch
                                            Robert H. Lorsch
                                            Chief Executive Officer

                                        ROBERT H. LORSCH

                                        By: /s/ Robert H. Lorsch

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
99.1	Warrant dated May 24, 2011 issued by MMRGlobal, Inc. in favor of the RHL Group, Inc.
99.2	Warrant dated November 11, 2011 issued by MMRGlobal, Inc. in favor of the RHL Group, Inc.
99.3	Stock Option Agreement dated April 6, 2012 by and between MMRGlobal, Inc. and Robert H. Lorsch.
99.4	Warrant dated April 6, 2012 issued by MMRGlobal, Inc. in favor of Robert H. Lorsch